Exhibit 12.1

THOMPSON CREEK METALS COMPANY INC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratios)

	Six months ended June 30,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Income (loss) before income and mining taxes	$133.6	$(54.0)	$297.4	$201.3	$(28.7)	$(4.1)
Adjustments:
Fixed charges added to earnings	0.5	1.3	15.2	42.2	9.4	—

	$134.1	$(52.7)	$312.6	$243.5	$19.3	$(4.1)
Fixed Charges:
Interest expense	$0.4	$1.2	$15.1	$42.1	$9.4	$—
Portion of rent expense representative of interest	0.1	0.1	0.1	0.1	—	—
Fixed charges added to earnings	0.5	1.3	15.2	42.2	9.4	—

Ratio of earnings to fixed charges (1)	268.2x	N/A	20.6x	5.8x	N/A	N/A

(1)          N/A — represents a coverage ratio of less than 1.